UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 17, 2016

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**1-12935**	**20-0467835**
(State or other jurisdiction of incorporation)	*(Commission File Number)*	*(IRS Employer Identification No.)*

5320 Legacy Drive
Plano, Texas
(Address of principal executive offices)

75024
(Zip code)

(972) 673-2000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 8 – Other Events

Item 8.01 – Other Events

As previously announced, during May 2016, Denbury Resources Inc. (the "Company") privately negotiated exchange transactions whereby holders of $1.06 billion in aggregate principal amount of the Company's outstanding senior subordinated notes exchanged those notes for $614.9 million in aggregate principal amount of new 9% Senior Secured Second Lien Notes due 2021 and 40.7 million shares of the Company's common stock. In connection with those transactions, the Company and certain of its subsidiaries entered into an indenture dated as of May 10, 2016 (the "Indenture") with Wilmington Trust, National Association, as trustee and collateral trustee.

As required by Section 10.02(a) of the Indenture, the Company is filing this Current Report on Form 8-K to affirm that Denbury Onshore, LLC, a subsidiary of the Company, has timely executed and delivered for recording mortgages establishing liens on oil and gas properties with a PV-9 value equal to at least 90% of the PV-9 value of Proved Reserves in the Company's most recent Reserve Report (as adjusted to reflect 2016 activities) in order, upon recording of such mortgages, to create valid and perfected liens on such oil and gas properties.

Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Indenture, which is filed as Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on May 11, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Denbury Resources Inc.
(Registrant)

Date: June 23, 2016 By: /s/ James S. Matthews

James S. Matthews

Senior Vice President, General Counsel and Secretary